SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment # 2)*


                                  Endocare Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    29264P104
                                 (CUSIP Number)

                               December 31,  2001
                          (Date of Event Which Requires
                            Filing of this Statement)
                Check the  appropriate box to designate
                the rule pursuant to which this schedule is filed:
                                (X) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

------------------------------------------------------------
1)       Name of Reporting Person           SAFECO Common Stock Trust
         S.S. or I.R.S. Identification
         No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group             ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of             State of Delaware
         Organization
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                   0
ficially
Owned by       ___________________________________________________
Reporting       (6) Shared Voting
Person With         Power                   1,072,200
                  ---------------------------------------------------
                  (7) Sole Dispositive
                                 Power      0
                  ---------------------------------------------------
                  (8) Shared
                        Dispositive         1,072,200
                        Power
______________________________________________________________
9)       Aggregate Amount Beneficially
         Owned by Reporting                 1,072,200
         Person
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class
         Represented by Amount              5.0%
         in Row 9
---------------------------------------------------------------
12)      Type of Reporting Person           IV
         (See Instructions)

-------------------------------------------------------------
 1)      Name of Reporting Person           SAFECO Asset Management
         S.S. or I.R.S. Identification               Company
         No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group              ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of             State of Washington
         Organization
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by       (6) Shared Voting
Reporting              Power                1,612,240
Person With       ___________________________________________________
                  (7) Sole Dispositive
                               Power        0
                  ---------------------------------------------------
                  (8) Shared Dispositive
                                Power       1,612,240
                  ---------------------------------------------------
9)       Aggregate Amount Beneficially      1,612,240(1)
         Owned by  Reporting Person
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class Represented
         by Amount in Row 9                 7.6%
---------------------------------------------------------------
12)      Type of Reporting Person           IA
         (See Instructions)
--------
     1            The Reporting  Person  disclaims any  beneficial  ownership of
                  1,597,240  of the shares  reported  on this  joint 13G.  Those
                  reported   shares  are  owned   beneficially   by   registered
                  investment companies for which the Reporting Person serves as an adviser, and include the shares reported in this joint 13G by SAFECO Common Stock Trust.

===============================================================
1)       Name of Reporting Person
         S.S. or I.R.S. Identification       SAFECO Corporation
         No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group              ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of             State of Washington
         Organization
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by       (6) Shared Voting
Reporting              Power                1,737,640
Person With       ___________________________________________________
                  (7) Sole Dispositive
                                Power       0
                  ---------------------------------------------------
                  (8) Shared
                        Dispositive Power   1,737,640
---------------------------------------------------------------
9)       Aggregate Amount Beneficially
         Owned by  Reporting Person         1,737,640(2)
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class Represented
         by Amount in Row 9                 8.2%
---------------------------------------------------------------
12)      Type of Reporting Person           HC
         (See Instructions)

2 The Reporting Person disclaims any beneficial ownership of 1,722,640 of the shares reported on this joint 13G. Those reported shares are owned beneficially by registered investment companies for which a subsidiary of the Reporting Person serves as adviser, and by employee benefit plans for which the Reporting Person is a plan sponsor and include the shares reported in this joint 13G by SAFECO Common Stock Trust.

Item 1(a).        Name of Issuer:  See front cover

Item 1(b).        Address of Issuer Principal Executive Offices:

                  7 Studebaker, Irvine, CA  92618

Item 2(a).        Name of Person(s) Filing:  See Item 1 on cover page (pp 2-4).

Item 2(b).        Address of Principal Business Office or, If None, Residence:

                  SAFECO Common Stock Trust:
                         10865 Willows Road NE, Redmond, WA  98052

                  SAFECO Corporation:  SAFECO Plaza, Seattle, WA  98185

                  SAFECO Asset Management Company:
                        601 Union Street, Suite 2500, Seattle, WA  98101

Item 2(c).        Citizenship:   See Item 4 on cover page (pp 2-4).

Item 2(d).        Title of Class of Securities:   See front cover page.

Item 2(e).        CUSIP Number:   See front cover page.

Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
(c), check whether the persons filing are:

         (a)      ( )Broker or Dealer registered under Section 15 of the Act.
         (b)      ( )Bank as defined in Section 3(a)(6) of the Act.
         (c)      ( )Insurance Company as defined in Section 3(a)(19) of the
                     Act.
         (d)      (X)Investment Company registered under Section 8 of the
                     Investment Company Act of 1940.
         (e)      (X)Investment Advisor registered under Section 203 of the
                     Investment Advisers Act of 1940.
         (f)      ( )Employee Benefit Plan,  Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
         (g)      (X)Parent Holding Company in accordance with
                     Rule 13d-1(b)(ii)(G).
         (h)      ( ) Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.
         (i)      ( ) Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j)      ( )Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership:

                  Items (a) through (c): See items 1 and 5-11 of the cover pages (pp 2-5).

                  SAFECO Asset Management Company and SAFECO Corporation expressly declare that the filing of this statement on
                  Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of 1,597,240 and 1,722,640 shares, respectively, of the securities covered by this statement. Each of such companies is filing this statement because it is considered an indirect beneficial owner of such securities based on its ownership or control of one or more investment companies or its sponsorship of employee benefit plans which directly own such shares.

Item 5.  Ownership of 5% or Less of a Class:  Not applicable.

Item 6.  Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7.  Identification  and  Classification  of the  Subsidiary  Which
                Acquired the Security  Being Reported on by the Parent Holding
                  Company.

                  SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an investment adviser as specified in Item 12 on the cover page (p. 3), and reported shares are owned beneficially by registered investment companies for which SAFECO Asset Management Company serves as investment adviser.

Item 8.  Identification and Classification of Members of the Group.
                  Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10.Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





Exhibits.

                  The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 11, 2001                            SAFECO Corporation



                                                By       /s/ Ronald L. Spaulding
                                            ------------------------------------
                                                  Ronald L. Spaulding, Treasurer


                                                       SAFECO Common Stock Trust



                                                By       /s/ Ronald L. Spaulding
                                              ----------------------------------
                                                  Ronald L. Spaulding, Treasurer


                                                 SAFECO Asset Management Company



                                                     By     /s/David H.Longhurst
                                               ---------------------------------
                                                  David H. Longhurst, Secretary

                                    EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Corporation, SAFECO Asset Management Company, and SAFECO Common Stock Trust each agree that Schedule 13-G filed by them with regard to Endocare Inc.'s common stock is filed on behalf of each of them.


Date:    January 11, 2001                            SAFECO Corporation



                                               By       /s/ Ronald L. Spaulding
                                         ---------------------------------------
                                                  Ronald L. Spaulding, Treasurer


                                                       SAFECO Common Stock Trust



                                                By       /s/ Ronald L. Spaulding
                                            ------------------------------------
                                                  Ronald L. Spaulding, Treasurer


                                                 SAFECO Asset Management Company



                                                 By       /s/ David H. Longhurst
                                            ------------------------------------
                                                   David H. Longhurst, Secretary